Recent exit, recent record, perfect timing

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Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>

to me

Hello Sam,

One of the keys to our success at Masterworks is our strategic acquisition timeline. A great example of our approach can be seen with Lynette Yiadom-Boakye, who is featured in a new offering available here. Here's a look at how we strategically bought into her market:

- **November 2022**: Our team identified an opportunity in her market and agreed to buy our first Yiadom-Boakye painting when her sales volume was at $5.1 million for '22.
- **March 2024**: We sold our third Yiadom-Boakye offering, *Kingfisher*, delivering 17% total net returns and 48% annualized net returns to investors after just 144 days. *Past performance not indicative of future returns.*
- **April 2024**: Recognizing Yiadom-Boakye's increasing market momentum, we agreed to buy our newest offering, an example of her mature, multi-figure style.
- **May 2024**: Yiadom-Boakye set her #2 auction price record with a $2.95 million sale (including buyer's premium) at Christie's.
- **October 2024**: A pair of $1M+ results helped push her to a record $8.5 million auction turnover so far in '24—a gross increase of 68% in the 2 years since our first acquisition and 12.8% since last year alone.
- **Today**: We're offering our latest Yiadom-Boakye painting with an offering size of $1,332,000.

We believe that the strategic acquisition of this new offering at the start of Yiadom-Boakye's record-breaking year presents a compelling appreciation opportunity long-term. Similar works have appreciated at a rate of 31.8% ('13-'23).

Check it out here or view the offering circular below.



Lynette Yiadom-Boakye

Masterworks 375

Annualized Net Return (144 Days Held)	47.8%
Initial Offering Size	$411k
Sold For	$500k
Profit from $10K investment	$1.7K After Fees

Thanks,

Anthony DeSimone
—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281